

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

John Rodin
Chief Executive Officer
Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153

      Re: **Longview Acquisition Corp.**
              Amendment No. 1 to Registration Statement on Form S-4
              Exhibit Nos. 10.17.1 – 10.17.2
              Filed January 6, 2021
              File No. 333-250995

Dear Mr. Rodin:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                          Sincerely,

                          Division of Corporation Finance